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                               June 28, 2024

       Edward McGee
       Chief Financial Officer
       Grayscale Ethereum Trust (ETH)
       c/o Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-278880

       Dear Edward McGee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-3

       General

   1. In future filings, please remove the first three sentences in the second full paragraph on page 74 of your Annual
Report on Form 10-K as the disclosure lacks the appropriate
                                                        context for the
referenced statements.
       Prospectus Summary
       Trust Overview, page 1

   2. You state here that Ether has a circulating supply of approximately 120 million coins as of
                                                        March 31, 2024. You
also include other disclosure here and elsewhere in the prospectus as of March 31, 2024.
Please revise to update this information as of June 30, 2024, or the most recent practicable
date.
 Edward McGee
FirstName  LastNameEdward  McGee
Grayscale Ethereum Trust (ETH)
Comapany
June       NameGrayscale Ethereum Trust (ETH)
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
Risk Factors
Due to the unregulated nature and lack of transparency..., page 24

3.       We note the use of the term    unregulated    when referring to
certain crypto asset trading
         platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.
       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Dan Gibbons